Perth Mint Physical Gold ETF

2 Hanson Place

Brooklyn, New York 11217

August 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Kim McManus

Re:	Perth Mint Physical Gold ETF

Registration Statement on Form S-1

File No. 333- 224389

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perth Mint Physical Gold ETF hereby requests acceleration of the effective date of the above-referenced Registration Statement to August 3, 2018 at 2:00 p.m. Eastern Time, or as soon thereafter as practicable.

Should you have any questions or require any additional information with respect to this filing, please contact Christopher D. Menconi at (202) 373-6173, by e-mail at christopher.menconi@morganlewis.com, or by facsimile at (202) 739-3001.

Thank you for your assistance and cooperation.

Sincerely,

EXCHANGE TRADED CONCEPTS, LLC

Administrative Sponsor of Perth Mint Physical Gold ETF

By:	/s/ J. Garrett Stevens

J. Garrett Stevens

Chief Executive Officer

cc:	Christopher D. Menconi, Morgan, Lewis & Bockius LLP